UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hecla Mining Company
(Name of Issuer)

Common Stock, par value $0.25 per share
(Title of Class of Securities)

422704106
(CUSIP Number)

April 12, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422704106	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Wheaton Precious Metals Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,548,356
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,548,356
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,548,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95% (1)
12	TYPE OF REPORTING PERSON CO

(1)	The ownership percentage is based on an aggregate of 616,792,499 shares of common stock, par value $0.25 per share, of the Issuer issued and outstanding as of March 18, 2024, based on the 2024 Proxy Report, filed on Form DEF14A with the U.S. Securities and Exchange Commission on April 4, 2024.

CUSIP No. 422704106	SCHEDULE 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

Hecla Mining Company (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

6500 North Mineral Drive, Suite 200
Coeur d’Alene, ID
83815-9408

ITEM 2.	(a)	Name of Person Filing:

Wheaton Precious Metals Corp. (“Wheaton”)

	(b)	Address of Principal Business Office, or if None, Residence:

The Principal Business Office of Wheaton is:

Suite 3500 - 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
Canada

	(c)	Citizenship:

Wheaton is a corporation organized under the laws of Ontario, Canada.

	(d)	Title of Class of Securities:

Common Stock, par value $0.25 per share

	(e)	CUSIP Number:

422704106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 422704106	SCHEDULE 13G	Page 4 of 5

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

See Row 9 of the cover page.

(b) Percent of class:

See Row 11 of the cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page.

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 422704106	SCHEDULE 13G	Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024

WHEATON PRECIOUS METALS CORP.

By:	/s/ Curt Bernardi
Name: Curt Bernardi
Title: Senior Vice President, Legal and Corporate Secretary